FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X      Form 40-F
                                      -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No  X
                                       -----     -----

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 5 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 30, 2004.

Exhibit 1

ANNOUNCEMENT NO. 5 - 2004

30 March 2004

Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find Agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 20th April 2004.

A/S Dampskibsselskabet TORM

Contact person:    N. E. Nielsen, Chairman (tel.: +45 72 27 00 00)

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                     AGENDA

             Annual General Meeting of Directors and Shareholders of
                     Aktieselskabet Dampskibsselskabet TORM

                                  to be held on

                      Tuesday, 20 April 2004 at 10:00 hours

                         at Radisson SAS Falconer Center
                                 Falkoner Alle 9
                              DK-2000 Frederiksberg

                                       ***

1.   Directors' report on the activities of the Company in the past year.

2.   Presentation for adoption of the annual report.

3. The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

4.   Election of members of the Board of Directors.

5.   Appointment of auditors.

6.   Proposals from the Board of Directors:

               a. Increase of the Company's share capital from nominally DKK 182,000,000 by nominally DKK 182,000,000 to nominally DKK 364,000,000 by issue of 18,200,000 bonus shares of DKK 10. The bonus shares will be allotted at the ratio of one to one.

                    The new shares will confer the same rights upon its holder as the existing shares, including that the Company's shares are negotiable instruments, and that the transferability of the shares is not subject to any restrictions.

                    that      the   shares  are   issued   through   the  Danish
                              Securities   Centre   and/or   under  an  American
                              Depositary Receipt Program (ADR Program).

                    that the shares are issued to bearer, but may be entered in the Company's register of shareholders in the name of the holder.

                    that      no share confers special rights upon its holder.

                    that no shareholder is obliged to have his shares redeemed.

                    The new shares shall carry right to full dividend for the financial year 2004.

                    The bonus share issue including the publication of a prospectus and admission of the new shares for listing on the Copenhagen Stock Exchange is intended to be carried out as quickly as possible and not later than before the end of the second quarter of 2004. Trading in the bonus share rights will not be possible.

                    As a consequence of the proposal, Article 2(1) will be amended as follows: "The Company's share capital is DKK
                    364,000,000 divided into shares of DKK 10.00 each or any multiple thereof."

                    The proposal is motivated by a wish for maintaining and improving the liquidity in the Company's shares.

               b. Extension of the authorisation for increase of the share capital, cf. Article 2.3 of the Articles of Association, so that the authorisation as regards amount is increased from DKK 91,000,000 to DKK 182,000,000 and as regards duration is prolonged from 13 March 2007 to 1 April 2009.

                    The proposal implies that in Article 2.3 of the Articles of Association "13 March 2007" is replaced by "1 April 2009" and "DKK 91m" is replaced by "DKK 182m".

                    The proposal is motivated by a wish for maintaining the extent of the authorisation as regards amount and duration compared to the circumstances prevailing when the authorisation was adopted at the extraordinary general meeting in the Company on 13 March 2002.

               c. Authorisation to the Board of Directors to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

7.   Any other business and notices.

The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) in the Articles of Association of the Company.

Approval or adoption of the proposals under items 2 - 5 and item 6 c requires simple majority, cf. Article 9(2) in the Articles of Association of the Company.

Approval or adoption of the proposals under items 6 a and 6 b requires assent from at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting, cf. Article 9(3) in the Articles of Association and Section 78 of the Danish Companies Act.

Notice convening the annual general meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR-holders who have registered their holdings with the Company, and who have made a request therefore.

The agenda and the complete proposals will be available for review at the offices of the Company at least 8 days prior to the annual general meeting.

Admission cards to the annual general meeting can be obtained against presentation of appropriate proof of identification (VP reference number) not later than Thursday, 15 April 2004 from:

             Danske Bank, tel. +45 43 39 28 85, fax +45 43 39 46 69

from whom voting cards within the same deadline can be obtained by shareholders being entitled thereto pursuant to Article 7(3) in the Articles of Association.

                             Copenhagen, March 2004
                             The Board of Directors

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: March 30, 2004                            By: /s/ Klaus Nyborg
                                                    --------------------------
                                                         Klaus Nyborg
                                                         Chief Financial Officer


03810.0001 #475100